SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Under the Securities Exchange Act of 1934

SCHEDULE 13G/A

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934

TRANSNET CORPORATION

(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

893782102
(CUSIP Number)

02/15/2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_| Rule 13d-1(b)
|X| Rule 13d-1(c)
|_| Rule 13d-1(d)




SCHEDULE 13G/A


CUSIP No. 893782102                                          Page 2 of 7
-------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Key Equity Investors, Inc.
-------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)   |_|

                                                             (b)   |X|
-------------------------------------------------------------------------------
3)  SEC USE ONLY


-------------------------------------------------------------------------------
4)  CITIZENSHIP OR PLACE OF ORGANIZATION

    New York
-------------------------------------------------------------------------------
                                5)     SOLE VOTING POWER

       NUMBER                          20,000
       OF                     --------------------------------------------------
       SHARES                   6)     SHARED VOTING POWER
       BENEFICIALLY
       OWNED BY                        0
       EACH                   --------------------------------------------------
       REPORTING                7)     SOLE DISPOSITIVE POWER
       PERSON
       WITH                            20,000
                              --------------------------------------------------
                                8)     SHARED DISPOSITIVE POWER

                                       0
-------------------------------------------------------------------------------
9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    20,000
-------------------------------------------------------------------------------
10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                           |_|
-------------------------------------------------------------------------------
11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    0.4%
-------------------------------------------------------------------------------
12) TYPE OF REPORTING PERSON

    CO
-------------------------------------------------------------------------------






SCHEDULE 13G/A


CUSIP No. 893782102                                           Page 3 of 7
-------------------------------------------------------------------------------

1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Anthony Chiarenza
-------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)   |_|

                                                             (b)   |X|
-------------------------------------------------------------------------------
3)  SEC USE ONLY


-------------------------------------------------------------------------------
4)  CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
-------------------------------------------------------------------------------
                                5)     SOLE VOTING POWER

       NUMBER                          200,000
       OF                     --------------------------------------------------
       SHARES                   6)     SHARED VOTING POWER
       BENEFICIALLY
       OWNED BY                        0
       EACH                   --------------------------------------------------
       REPORTING                7)     SOLE DISPOSITIVE POWER
       PERSON
       WITH                            200,000
                              --------------------------------------------------
                                8)     SHARED DISPOSITIVE POWER

                                       0
-------------------------------------------------------------------------------
9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    200,000
-------------------------------------------------------------------------------
10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                             |_|
-------------------------------------------------------------------------------
11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    4.1%
-------------------------------------------------------------------------------
12) TYPE OF REPORTING PERSON

    IN
-------------------------------------------------------------------------------









Schedule 13G/A

Item 1(a). Name of Issuer:

TransNet Corporation

Item 1(b). Address of Issuer's Principal Executive Offices:

45 Columbia Road
Somerville, New Jersey 08876-3576

Item 2(a). Name of Persons Filing:

(i) Key Equity Investors, Inc.
(ii) Anthony Chiarenza

(Collectively, the "Reporting Persons" and each a "Reporting Person")

Item 2(b). Address of Principal Business Office or, if None, Residence:

Each of the Reporting Persons has a business address at:
 Po Box 604579, Bayside, NY 11360-4579.

Item 2(c). Citizenship:

(i) Key Equity Investors, Inc.
New York
(ii) Anthony Chiarenza
USA

Item 2(d). Title of Class of Securities:

Common Stock, $0.01 par value per share

Item 2(e). CUSIP Number:

893782102

Item 3. If this statement is filed pursuant to ss.ss. 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a) |_| Broker or Dealer Registered Under Section 15 of the Act
(15 U.S.C. 78o)

(b) |_| Bank as defined in section 3(a) (6) of the Act (15 U.S.C. 78c)

(c) |_| Insurance Company as defined in
 section 3(a) (19) of the Act (15 U.S.C. 78c)

(d) |_| Investment Company registered under section 8
 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e) |_| Investment Adviser in accordance with ss. 240.13d-1(b)(1)(ii)(E)

(f) |_| Employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(1)(ii)(F)

(g) |_| Parent Holding Company or control person in accordance with ss.240.13d-1(b)(ii)(G)

(h) |_| Savings Association as defined in ss.3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

(i) |_| Church plan that is excluded from the definition of an investment company under ss.3(c)(15) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j) |_| Group, in accordance with ss.240.13d-1(b)(ii)(J)



Item 4. Ownership.

(i) Key Equity Investors, Inc. (1)

(a) Amount beneficially owned: 20,000

(b) Percent of class: 0.4% (2)

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 20,000

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of:
20,000
(iv) Shared power to dispose or to direct the disposition of:
0

(1) Anthony Chiarenza is the President, Chairman and Chief Executive Officer of Key Equity Investors, Inc.

(2) Percentages are based on 4,823,304 shares of Common Stock outstanding as of November 10, 2010 (as set forth on the Issuer's Form 10-Q, filed on November 12, 2010 with the Securities and Exchange Commission).


(ii) Anthony Chiarenza

(a) Amount beneficially owned: 200,000 (3)

(b) Percent of class: 4.1% (4)

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 200,000

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of:
200,000
(iv) Shared power to dispose or to direct the disposition of:
0


(3) Includes 180,000 shares of Common Stock owned by Mr. Chiarenza that are currently being held in several personal trading accounts and 20,000 shares held by Key Equity Investors, Inc.

(4) Percentages are based on 4,823,304 shares of Common Stock outstanding as of November 10, 2010 (as set forth on the Issuer's Form 10-Q, filed on November 12, 2010 with the Securities and Exchange Commission).




Item 5. Ownership of Five Percent or Less of a Class.

Yes, holdings now below 5%.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated as of February 16, 2011
Key Equity Investors, Inc.



By:   /s/  Anthony Chiarenza
   --------------------------------------
   Anthony Chiarenza, as President
   of Key Equity Investors, Inc.





Dated as of February 16, 2011

Anthony Chiarenza




By:    /s/  Anthony Chiarenza
   --------------------------------------
            Anthony Chiarenza













Exhibit A

Agreement of Joint Filing

Pursuant to 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to join in the filing on behalf of each of them of a Statement on Schedule 13G/A and any and all amendments thereto, and that this Agreement be included as an Exhibit to such filing.

This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.






IN WITNESS WHEREOF, the undersigned have executed this Agreement.

Dated as of February 16, 2011

Key Equity Investors, Inc.



By:   /s/  Anthony Chiarenza
   --------------------------------------
   Anthony Chiarenza, as President
   of Key Equity Investors, Inc.





Dated as of February 16, 2011

 Anthony Chiarenza




By:    /s/  Anthony Chiarenza
   --------------------------------------
            Anthony Chiarenza






End of Filing